Exhibit 99.2

PARTICIPANT DIRECTIVE

FOR PARTICIPANTS IN THE

GB&T KSOP

This Participant Directive has been prepared in connection with the solicitation of proxies by Guaranty Bankshares, Ltd., an Iowa corporation (the “Company”), from its shareholders. Under the terms of the Guaranty Bank & Trust Company Employee Stock Ownership and 401(k) Plan, formally named in the operative plan and trust document as the GB&T KSOP (the “ESOP”), you have the right to direct the trustee of the ESOP (the “Trustee”) to vote the common stock of the Company (the “Company Stock”) allocated to your account under the ESOP with respect to the approval of the following:

1.	A proposal to approve the Purchase and Assumption Agreement, dated as of June 8, 2017, between QCR Holdings, Inc. (which we refer to as “QCR”) and Guaranty, which provides for the sale by Guaranty of substantially all of its assets, including all of the capital stock of Guaranty Bank and Trust Company, and the assumption by QCR of certain of Guaranty’s assets and liabilities (which we refer to as the “sale proposal”);

2.	Subject to the approval of the sale proposal, a proposal to approve the complete liquidation and voluntary dissolution of Guaranty.

Each of the Stock and Asset Transaction and Company Dissolution are described in detail in the Prospectus of QCR Holdings, Inc. and Proxy Statement of Guaranty Bankshares, Ltd., dated [●], 2017, and previously distributed to you along with this Participant Directive.

To the extent you do not timely and properly direct the Trustee how to vote, the Trustee will vote the Company Stock allocated to your account under the ESOP in their discretion with respect to the approval of the Stock and Asset Transaction and the Company Dissolution. Further, if the Trustee, in accordance with their independent judgment, determines that following your directions would violate the Employee Retirement Income Security Act of 1974, as amended, the Trustee are not required to follow your directions and instead will vote the shares of Company Stock allocated to your account under the ESOP in their discretion and in the best interest of the ESOP participants.

I hereby direct the Trustee to vote the Company Stock held in my account under the ESOP as follows:

1.	A proposal to approve the Purchase and Assumption Agreement, dated as of June 8, 2017, between QCR and Guaranty, which provides for the sale by Guaranty of substantially all of its assets, including all of the capital stock of Guaranty Bank and Trust Company, and the assumption by QCR of certain of Guaranty’s assets and liabilities.

☐ FOR                     ☐ AGAINST                     ☐ ABSTAIN

2.	Subject to the approval of the sale proposal, a proposal to approve the complete liquidation and voluntary dissolution of Guaranty.

☐ FOR                     ☐ AGAINST                     ☐ ABSTAIN

Please sign your name, date and mail promptly in the postage-paid return envelope. Make all choices with an “x” or “Ö”.

Signature:

Printed Name:

Date:

This Participant Directive must be received by the Independent Tabulator on or before 5:00 p.m. Central Time on [●], 2017.

Return this Participant Directive via U.S. First Class Mail to: